UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI- ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2022

Waverly Labs Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11323

Delaware	47-2321350
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

19 Morris Avenue Brooklyn, NY. 11205	646-480-2644
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Series C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Special Financial Report, the term “Waverly Labs” “we,” or “the company” refers to Waverly Labs Inc.

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2022 (the “2022 Interim Period”), and the six-month period ended June 30, 2021 (the “2021 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on June 16, 2014. Our headquarters are located in Brooklyn, New York. We develop voice and language products, specifically at the convergence of wearable technology and speech translation.

Results of Operation

Revenue

For the 2022 Interim Period, our net revenue was $285,713, compared to $554,387 for the 2021 Interim Period. The significant decrease in net revenue during the 2022 Interim Period, is primarily attributable to a reduction in sales and marketing tactics during rebranding, and limited inventory quantities.

Cost of Goods Sold

For the 2022 Interim Period, our cost of sales was $197,716 compared to $315,513, for the 2021 Interim Period.

Gross Profit/Loss

For the 2022 Interim Period, our gross profit was $87,997 compared to a loss of $238,872 for the 2021 Interim Period.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. For the 2022 Interim Period, our operating expenses were $748,597, including, $454,410 for general and administrative expenses, $164,624 for sales and marketing expenses, and $129,563 for research and development expenses. For the 2021 Interim Period, our operating expenses were $679,167, including, $444,477 for general and administrative expenses, $126,013 for sales and marketing expenses, and $108,667 for research and development expenses. The increase in our operating expenses for the 2022 Interim Period, is primarily a result of increased sales and marketing efforts for our Ambassador Interpreter.

Operating Loss

Our operating loss for the 2022 Interim Period was $660,600 compared to an operating loss of $440,295 for the 2021 Interim Period.

Other Income/Expense

Other income/expense for the 2022 Interim Period was -$26,831, and consisted of nominal interest income, interest expense of $17,537 and other expenses of $9,323. Other income/expense for the 2021 Interim Period was $64,216 and consisted of nominal interest income, interest expense of $10,006 and other income of $74,207 attributable primarily to the $66,207 forgiveness of the first Paycheck Protection Program Loan and grant income of $8,000. The increase in interest expense relates to additional loans we received in late 2022.

Net Income/Loss

Our net loss for the 2022 Interim Period was $687,431, compared to a net loss of $376,079, for the 2021 Interim Period. The higher net loss during the 2022 Interim Period is primarily to the increase in our operating expenses during the 2022 Interim Period.

Liquidity and Capital Resources

Since our inception, we have raised over $3,600,000 through various securities offerings, which we have used for operations. As of June 30, 2022, we had $305,111, in current assets consisting of $122,947 in cash and cash equivalents, $20,422 in prepaid expenses, $81,725 in inventory, $54,344 in inventory deposits, $3,527 of funds raised in our Regulation A+ offering, held in escrow with StartEngine, $3,800 in security deposits, and $18,346 in accounts receivables. As of December 31, 2021, we had $965,831 in current assets consisting of $614,968 in cash and cash equivalents, $27,372 in restricted cash related to Indiegogo reserves, $28,539 in prepaid expenses, $14,689 in inventory, $170,906 in inventory deposits, $100,000 of funds raised in our Regulation A+ offering, held in escrow with StartEngine, and $3,800 in security deposits. As of June 30, 2022, and excluding any future proceeds of our current Regulation A+ offering, we have sufficient capital to fund our operations through December 2022

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, the proceeds of various loans, and additional debt and/or equity financing we may obtain in the future, as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Debt

On April 21, 2020, we obtained an economic disaster relief loan from the US Small Business Administration in the principal amount of $51,500 which is secured by all our assets. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. We were required to make monthly loan payments of $251 commencing in April 2021, twelve months from the date of the Note. We used the proceeds of the loan for working capital.

On November 11, 2020, the Company entered into a loan agreement with StartEngine Primary, LLC in the amount of $50,000 bearing no interest. The loan was to have been repaid on the date of the closing of the January 2021 offering, out of the proceeds of that offering. The loan was repaid in full on February 17, 2021.

On November 23, 2020, we obtained a short term $50,000 loan from PayPal Working Capital (“PayPal”). The loan had fixed interest of $6,880 and required weekly payments of $1,093.84, for 52 weeks. This loan was paid in full on July 9, 2021, from the proceeds of a new PayPal loan in the amount of $67,900. The $67,900 short term loan has a fixed interest of $9,343 and requires weekly payments of $1,485. The loan was paid in full on May 10, 2022, from the proceeds of a new PayPal loan in the amount of $125,000.

In January 2021, we entered into a loan agreement with Shopify in the amount of $30,510. In July 2021, the Company entered into a second loan agreement with Shopify in the amount of $30,000. Both loans required that 17% of gross sales be used to repay the loans. Both loans were paid in full as of December 31, 2021.

In January 2021, we entered into a loan agreement with StartEngine Primary, in the amount of $100,000 bearing no interest. Repayment was made from the proceeds of the 2021 StartEngine campaign. The loan was paid in full as of December 31, 2021.

On February 2, 2021, we entered into a loan with Chase Bank in the principal amount of $58,672, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in December 2021.

In August 2021, the Chief Executive Officer loaned the Company $10,000. This loan was repaid in full in September 2021.

On September 14, 2021, we received a second economic disaster relief loan from the US Small Business Administration in the principal amount of $378,900. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. The loan is secured by all our assets. Monthly payments of interest and principal of $1,951 are due, commencing in September 2023. On November 17, 2021, the aforementioned SBA loan was increased by $59,500 for a total outstanding balance of $438,300. Monthly payments were increased from $1,951 to $2,256. We are using the proceeds of the loan for working capital.

On May 10, 2022, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $125,000. The $125,000 loan had a fixed interest of $14,482 and requires weekly payments of $2,682. As of June 30, 2022, there was a principal balance outstanding of $111,934 and an interest payable balance outstanding of $11,453.

On June 14, 2022, the company entered into a short-term loan agreement with Shopify Capital in the amount of $21,000 in principal and $2,310 due in interest. The terms requires that 17% of gross sales be used to repay the loans. As of June 30, 2022, there was a balance outstanding of principal and interest which totaled $22,637.

Plan of Operations

Throughout the remainder of 2022 and the beginning of 2023, we intend to continue to focus on marketing and selling our current inventory of Ambassador Interpreter, and the launch of our Forum app with a subscription service.

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not complete all the milestones outlined above.

Impact of COVID-19

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. If there is a resurgence of the pandemic, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

Item 2.  Other Information

ADVISE IF ANY OTHER MATERIAL CHANGES OR MATERIAL AGREEMENTS SINCE 12/31/22.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

Item 4. Exhibits

1.	Posting Agreement with StartEngine Crowdfunding, Inc.(1)

2.1	Amended and Restated Certificate of Incorporation(2)

2.2	Second Amended and Restated Bylaws(3)

2.3	Voting Agreement(4)

4.1	Form of Subscription Agreement(5)

6.1	Stock Option Plan(6)

6.2	Employment Agreement with Andrew Ochoa(7)

6.3	Quotation Agreement (8)

8.	Escrow Services Agreement(9)

(1)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex1.htm.

(2)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex2-1.htm.

(3)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex2-2.htm.

(4)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex2-3.htm.

(5)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex4-1.htm.

(6)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex6-1.htm.

(7)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex6-2.htm.

(8)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement Supplement (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465921116085/tm2127742d1_ex6-5.htm.

(9)	Filed as an exhibit to the Waverly Labs Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11323) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720044/000110465920106144/tm2029758d1_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, State of New York, on September 29, 2022.

WAVERLY LABS INC.

By	/s/ Andrew Ochoa
	Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	September 29, 2022

Waverly Labs Inc.

A Delaware Corporation

Financial Statements

June 30, 2022 and 2021

Waverly Labs Inc.

TABLE OF CONTENTS

Financial Statements as of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited):

WAVERLY LABS INC.

BALANCE SHEETS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

	6/30/2022	12/31/2021
ASSETS
Current Assets:
Cash and cash equivalents	$122,947	$614,968
Restricted Cash	-	27,372
Funds held in escrow	3,527	100,000
Accounts Receivable	18,346	5,557
Prepaid expenses	20,422	28,539
Inventory	81,725	14,689
Inventory deposit	54,344	170,906
Security deposit	3,800	3,800
Total Current Assets	305,111	965,831
Non-Current Assets:

Property and equipment, net	207,002	220,762
Total Non-Current Assets
TOTAL ASSETS	$512,113	$1,186,593

No assurance provided

See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

BALANCE SHEETS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$32,409	$50,717
Accrued expenses	183,918	186,710
Loans payable - current	146,025	40,107
Deferred revenue, net	94,018	213,017
Total Current Liabilities	456,370	490,551
Long-Term Liabilities:

Loans payable - long term	503,640	496,335
Total Long-Term Liabilities	503,640	496,335

TOTAL LIABILITIES	960,010	986,886
Commitments & Contingencies

Stockholders’ Equity

Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 2,530,319 shares issued and outstanding, 2,530,319 and 2,530,319 shares vested as of June 30, 2022 and December 31, 2021, all respectively.	253	253
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 646,791 shares issued and outstanding, 646,791 shares vested as of June 30, 2022 and December 31, 2021, all respectively.	64	64
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 1,130,297 and 1,112,247 shares issued and outstanding, 1,130,297 and 1,112,247 shares vested as of June 30, 2022 and December 31, 2021, all respectively.	113	111
Treasury Stock, $0.0001 par, 889,724 shares held as of June 30, 2022 and December 31, 2021, all respectively.	(273,579)	(273,579)
Additional paid-in capital	4,570,931	4,531,106
Accumulated deficit	(4,745,679)	(4,058,248)
Total Stockholders’ Equity	(447,897)	199,707
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$512,113	$1,186,593

No assurance provided

See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS OF OPERATIONS

For the six-month period ended June 30, 2022 (unaudited) and 2021 (unaudited)

	6/30/2022	6/30/2021
Net revenues	$285,713	$554,387
Costs of goods sold	(197,716)	(315,515)
Gross profit/(loss)	87,997	238,872

Operating Expenses:
General & administrative	454,410	444,477
Research & development	129,563	108,677
Sales & marketing	164,624	126,013
Total Operating Expenses	748,597	679,167

Loss from operations	(660,600)	(440,295)

Other Income/(Expense):
Interest expense	(17,537)	(10,006)
Other expense	(9,323)	-
Other income	-	74,207
Interest income	29	15
Total Other Income/(Expense)	(26,831)	64,216

Loss before provision for income taxes	(687,431)	(376,079)

Provision for income taxes

Net loss	$(687,431)	$(376,079)

Basic net loss per share	$(0.16)	$(0.09)

Diluted net loss per share	$(0.16)	$(0.09)

Weighted average shares outstanding - basic	4,298,382	4,108,909

Weighted average shared outstanding - diluted	4,298,382	4,108,909

No assurance provided

See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2022 (unaudited) and December 31, 2021 (audited)

	Common Stock										Total
									Additional		Stockholders’
	Series A Common Stock		Series B Common Stock		Series C Common Stock		Treasury Stock		Paid-In	Accumulated	Equity /
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2020	2,530,319	$253	624,791	$62	879,677	$89	889,441	$(271,072)	$2,717,662	$(2,811,494)	$(364,500)
Stock repurchases	-	-	-	-	-	-	283	(2,507)	-	-	(2,507)
Issuance of Series B Common stock, stock options exercised	-	-	-	-	-	-	-	-		-	-
Stock-based compensation	-	-	-	-	-	-	-	-	32,832	-	32,832
Issuance of Series C Common stock	-	-	-	-	106,326	10	-	-	891,621	-	891,631
Offering costs	-	-	-	-	-	-	-	-	(56,274)	6	(56,268)
Net loss	-	-	-	-	-	-	-	-	-	(870,686)	(870,686)
Balance at December 31, 2021	2,530,319	$253	646,791	$64	1,112,247	$111	889,724	$(273,579)	4,531,106	$(4,058,248)	$199,708
Stock repurchases	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series B Common stock, stock options exercised	-	-	-	-	-	-	-	-	13,794	-	13,794
Stock-based compensation	-	-	-	-	-	-	-	-	5,525	-	5,525
Issuance of Series C Common stock	-	-	-	-	18,050	1	-	-	36,521	-	36,522
Offering costs	-	-	-	-	-	-	-	-	(16,016)	-	(16,016)
Net loss	-	-	-	-	-	-	-	-	-	(687,431)	(687,431)
Balance at June 30, 2022	2,530,319	$253	646,791	$64	1,130,297	$113	889,724	$(273,579)	4,570,930	$(4,745,679)	$(447,897)

No assurance provided

See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

STATEMENTS CASH FLOWS

For the six-month periods ended June 30, 2022 (unaudited) and 2021 (unaudited)

	6/30/2022	6/30/2021
Cash Flows From Operating Activities
Net Loss	$(687,431)	$(376,079)
Adjustmnets to reconcile net loss to new cash used in operating activities:
Depreciation and amortization	43,760	63,978
Stock compensation expense
Common stock issues for services
Changee in operating assets and liabilities:
(Increase)/Decrease in accounts receivables	(12,789)	-
(Increase)/Decrease in prepaid expenses	8,116	(2,418)
(Increase)/Decrease in inventory	(67,036)	(119,494)
(Increase)/Decrease in inventory deposit	116,562	(155,596)
(Increase)/Decrease in security deposit	-	-
Increase/(Decrease) in accounts payable	(18,308)	102,428
Increase/(Decrease) in accrued expenses	(2,791)	21,571
Increase/(Decrease) in deferred revenues	(118,999)	(375,921)
Increase/(Decrease) in accrued interest payable	16,091	501
(Increase)/Decrease in receivables financing	22,637	(43,778)
Net Cash Used In Operating Activities	(700,188)	(884,808)

Cash Flows From Investing Activities
Purchase of property, equipment, and website development	(30,000)	(9,833)
Net Cash Used In Investing Activities	(30,000)	(9,833)

Cash Flows From Financing Activities
Proceeds from issuance of Class C common stock	36,521	1,075,517
Stock Compensation and Stock Options	19,319	-
Offering Costs	(16,013)	(130,232)
Restricted cash - StartEngine deposit hold & Restricted Cash Account	69,101	(62,132)
Payments to repurchase stock	-	-
Proceeds from loans payable	74,495	(32,537)
Net Cash Provided By/(Used In) Financing Activities	183,423	850,616

Net Change In Cash	(546,765)	(44,025)

Cash at Beginning of Period	642,340	163,780
Cash at End of Period	$122,947	$119,755

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

No assurance provided

See and accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Waverly Labs Inc. (the “Company”), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator, and other translation solutions.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended June 30, 2022 and 2021 totaled $44,697 and $56,970, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2022 and December 31, 2021 the Company’s cash and cash equivalents exceeded FDIC insured limits by $0 and $0, respectively. The Company also had restricted cash related to Indiegogo reserves of $0 as of June 30, 2022 and $27,372 as of December 31, 2021.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  Accounts receivable as of June 30, 2022 and December 31, 2021 were $18,346 and $5,557, respectively. The Company believes that all receivables are collectible.

Subscription Receivable

The Company records stock issuances at the effective, or closing date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When cash proceeds for subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet. Subscription receivables as of June 30, 2022 and December 31, 2021 were $110,728 and $0, respectively.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

Inventory & Shipping and Handlings Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances of $81,725 as of June 30, 2022 and $14,689 as of December 31, 2021 consist of finished goods held for sale and inventory components to be used in the manufacture of finished goods. The Company has outsourced manufacturing to an offshore third party. Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $54,344 and $170,906 as of June 30, 2022 and December 31, 2021, respectively. Shipping and handling costs are expensed when incurred.

Property, Equipment and Intangible Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances as of June 30, 2022 and December 31, 2021 have estimated useful lives ranging from 3 – 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. Firmware capitalization is based on ASC 985 and is depreciated on the shorter of straight line or ratio of revenue recognized to total estimate of revenue. The Company’s property and equipment consisted of the following as of June 30, 2022 and December 31, 2021:

	2022	2021
Property and equipment, at cost	$424,919	$429,956
Accumulated depreciation	(245,417)	(161,032)
Property and equipment, net	$179,502	$268,924

Depreciation expense	$631	$1,485

The Company wrote off $0 and $0 of fully depreciated firmware assets no longer in use during the six months ended June 30, 2022 and the year ended December 31, 2021, respectively.

Intangible assets include website development and are recorded at cost when the development work is paid and the website is place in use. Amortization is recorded for using the straight-line method over the estimated useful life of the asset, which for website development is thirty-six (36) months. The Company’s intangible assets consisted of the following as of June 30, 2022 and December 31, 2021:

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

	2022	2021
Intangibles, at cost	$30,000	$-
Accumulated Amortization	(2,500)	-
Property and equipment, net	$27,500	$-

Amortization expense	$2,500	$-

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods or completion of services has occurred, provided there is a persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped to the customer and all other revenue recognition criteria are achieved.

The Company’s deferred revenue includes funds received when the Company conducted pre-sale crowdfunding campaigns on its products as well as to funds received for direct orders which were shipped after June 30, 2022. At June 30, 2022 and December 31, 2021, $79,860 and $180,217, respectively, of deferred product revenue was recorded. $100,357 was recognized as revenue in the six months ended June 30, 2022. This amount includes a $15,093 write-off of deferred revenue from the crowdfunding campaigns for which no customer shipping address is available. At June 30, 2022 and December 31, 2021, $14,159 and $32,801, respectively, of deferred shipping revenue was recorded. Deferred shipping revenue of $18,642 was recognized as revenue in the six months ended June 30, 2022.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $129,563 and $108,677 for the six-month periods ended June 30, 2022 and June 30, 2021, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock based compensation recognized for the periods ended June 30, 2022 and June 30, 2021 totaled $19,319 and $0, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company estimates it will have net operating loss carryforwards at June 30, 2022 of approximately $4,800,000. The Company had a cumulative tax loss position of $4,136,551 as of December 31, 2021. The Company has deferred tax assets of approximately $1,248,000 as of June 30, 2022 and $1,096,000 at December 31, 2021 from this net operating loss carryforward and other book-to-tax differences, calculated using an effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company also has a general business income tax credit as of June 30, 2022 and December 31, 2021 of $45,415 and $45,415, respectively. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of June 30, 2022 and December 31, 2021.

Due to the full valuation allowance, no provision for tax was recorded for the periods ended June 30, 2022 and June 30, 2021. The Company owes no federal income tax as of June 30, 2022 and December 31, 2021. The Company owes state income tax of $943 for the period ended June 30, 2022 and $145 for the period ended December 31, 2021. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At June 30, 2022 there were stock options convertible into 569,749 shares of common stock, however, they were excluded from the calculation of earnings per share as they were anti-dilutive.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in a cumulative net loss position of $4,745,679 as of June 30, 2022, had negative cash flows from operations of $700,188 and a net loss of $885,310 for the six-month period ended June 30, 2022. The Company holds less than a year worth of cash reserves as of June 30, 2022, and has working capital of negative ($151,259) as of June 30, 2022.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT

On April 7, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program (“PPP1”), a 24-month term loan agreement in the amount of $66,207, bearing interest at .98%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. The Company received forgiveness in full for PPP1 on April 1, 2021.

On April 21, 2020, the Company entered into a 30-year loan agreement with U.S. Small Business Administration in the amount of $51,500 bearing interest at 3.75%, with required monthly principal and interest payments of $251 beginning 12 months from the date of the loan agreement, the balance of principal and interest will be payable 30 years from the date of the loan agreement.

On November 11, 2020, the Company entered into a loan agreement with StartEngine Primary, LLC in the amount of $50,000 bearing no interest. The loan was repaid on February 17, 2021 out of net proceeds of the offering.

On November 23, 2020, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $50,000. The Company is to remit $1,094 in 52 weekly installments to PayPal until $56,880 is paid back. The loan was paid in full on July 9, 2021, from the proceeds of a new PayPal loan in the amount of $67,900. The $67,900 short term loan had a fixed interest of $9,343 and requires weekly payments of $1,485. The loan was paid in full on May 10, 2022, from the proceeds of a new PayPal loan in the amount of $125,000.

In January 2021, we entered into a loan agreement with Shopify in the amount of $30,510. In July 2021, the Company entered into a second loan agreement with Shopify in the amount of $30,000. Both loans required that 17% of gross sales be used to repay the loans. Both loans were paid in full as of December 31, 2021.

In January 2021, we entered into a loan agreement with StartEngine Primary, in the amount of $100,000 bearing no interest. Repayment was made from the proceeds of the 2021 StartEngine campaign. The loan was paid in full as of December 31, 2021.

On February 2, 2021, we entered into a loan with Chase Bank in the principal amount of $58,672, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note which bears interest at a fixed rate of 0.98% per annum, and the first six months of interest is deferred. The loan has an initial term of two years and is unsecured. We used the proceeds of the loan for payroll and other expenses permitted by the CARES Act. We received full forgiveness of this loan in December 2021.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

On September 14, 2021, we received a second economic disaster relief loan from the US Small Business Administration in the principal amount of $378,900. In connection therewith, we entered into a Loan and Authorization Agreement, a Promissory Note and a Security Agreement. The loan has a term of thirty (30) years and bears interest at a fixed rate of 3.75% per annum. The loan is secured by all our assets. Monthly payments of interest and principal of $1,951 are due, beginning twenty-four months from the date of this Note.

On November 17, 2021, the aforementioned SBA loan was increased by $59,500 for a total outstanding balance of $438,400. Monthly payments were increased from $1,951 to $2,256. We intend to use the proceeds of the loan for working capital.

In March 2022, the Small Business Administration extended the loan repayment start date for economic disaster relief loans issued by the US Small Business Administration, the principal amounts of which totaled $489,900 at June 30, 2022 and $489,700 at December 31, 2021, from twenty-four months to thirty months from the effective date of each loan.

On May 10, 2022, the Company entered into a short-term loan agreement with PayPal Working Capital in the amount of $125,000. The $125,000 loan had a fixed interest of $14,482 and requires weekly payments of $2,682. As of June 30, 2022, there was a principal balance outstanding of $111,934 and an interest payable balance outstanding of $11,453.

On June 14, 2022, the company entered into a short-term loan agreement with Shopify Capital in the amount of $21,000 in principal and $2,310 due in interest. The terms requires that 17% of gross sales be used to repay the loans. As of June 30, 2022, there was a balance outstanding of principal and interest which totaled $22,637.

Total interest expense for the six months ended June 30, 2022 was $17,537.

Future minimum debt payment under the Company’s outstanding loans are as follows as of June 30, 2022:

Minimum Debt Payments

2022	$87,767
2023	62,024
2024	25,572
2025	30,084
2026	30,084
Thereafter	400,395
Total	$635,926

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

NOTE 5: STOCKHOLDERS’ EQUITY

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting and information rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights. As of June 30, 2022 and December 31, 2021, 2,530,319 and 2,530,319 shares of Series A Common Stock were issued and outstanding, respectively. As of June 30, 2022 and December 31, 2021, 646,791 and 646,791 shares of Series B Common Stock were issued and outstanding, respectively.

During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company raised proceeds of $147,249 and $1,867,143, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation A and Regulation Crowdfunding, issuing 18,050 and 232,570 shares of Class C common stock, respectively. The share price range of the 2022 shares sold was $7.50 - $10.12, and an average share price of $8.25. The 2021 shares were sold at a price of $8.86 per share. The proceeds from the June 2022 offering were not received until July. Accordingly, a subscription receivable was recorded in the amount of $110,728. As of June 30, 2022 and December 31, 2021, 1,130,297 and 1,112,247 shares of Series C Common Stock were issued and outstanding, respectively. As of June 30, 2022 and December 31, 2021, $3,527 and $100,000, respectively, were recorded as funds held in escrow (asset) on the balance sheet.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Option and Grant Plan (the “Plan”), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of June 30, 2022 and December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. Stock options comprised 591,749 of the awards granted as of June 30, 2022 and since the Plan’s inception, net of forfeitures.

In 2020, the Company granted 19,533 shares of restricted stock, of which 19,533 were vested as of June 30, 2022, and 18,079 were vested as of December 31, 2021, at a price of $3.80 per share, resulting in compensation expense of $5,525 for the six months ended June 30, 2022, and $32,832 for the year ended December 31, 2021. Shares available for grant under the Plan amounted to 90,495 as of June 30, 2022 and 14,528 as of December 31, 2021, respectively.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

In January 2021, 22,000 options were exercised, and shares of Series B common stock were issued. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new VP of Marketing and Communications. The options vest as follows: 37.5% on the eighteen (18) month anniversary of the grant and the remaining options vest in thirty-six (30) equal installments on each monthly anniversary of the grant date. On October 1, 2021, the Company granted 54,217 shares of Series B Common Stock to its Development Consultant. The options vest as follows: 25% on the sixth (6) month anniversary of the grant and the remaining options vest in thirty-six (36) equal installments on each monthly anniversary of the grant date. On April 5, 2021, the Company granted 56,434 shares of Series B Common Stock to its new Back-End Developer. The options vest as follows: 25% on the twelfth (12) month anniversary of the grant and the remaining options vest in twenty-nine (29) equal installments on each monthly anniversary of the grant date.

In February 2022, the Company’s VP of Marketing and Communications resigned and forfeited 56,434 in stock options.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the periods ended June 30, 2022 and December 31, 2021are as follows:

	June 30, 2022		December 31, 2021
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	626,183	$0.200	481,098	$0.114
Granted		$-	167,085	$2.30
Exercised		$-	(22,000)	$0.11
Forfeited	(56,434)	$2.300		$0.11
Outstanding - end of year	569,749	$0.539	626,183	$0.20

Exercisable at end of year	491,941	$0.260	459,098	$0.12

Weighted average grant date fair value of options granted	N/A		0.42

Weighted average duration to expiration of outstanding	5.7		7.1

NOTE 7: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. On November 1, 2019, the Company entered into a new 12-month lease with monthly rent payments of $1,400. On November 1, 2021 the lease automatically renewed and the rent payment is dependent on the number of desks needed. On March, 2022, the Company amended its lease by adding two additional desks. The new rent effective June 1, 2022 is $2,800 per month. Rent expense for the periods ended June 30, 2022 and June 30, 2021 totaled $19,344 and $35,796, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures. The Company is electing to utilize the extension of time for accommodation for all new accounting standards, as such, they elect to delay complying with new financial accounting standards until the date that a Company that is not an issuer is required to comply.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 29, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

On July 1, 2022, the Company received $110,728 gross and $91,724 net of fees, from its June 2022 Regulation CF Crowdfunding campaign in which 13,532 shares of Series C Common Stock were issued, thus satisfying the subscription receivable.

On July 1, 2022, the Company granted 4,200 stock options to a consultant at a per share value of $.92. The options will vest in increments of 700 options per month, from July 2022 to December 2022. The Company entered into a consulting agreement at the time of the grant to provide advice on the use of language translator technology in teaching environments.

In July 2022, the Company signed a contract in with an entertainment organization which will generate approximately $51,296 of revenue for the sale of both hardware and software products.

On August 04, 2022, the Company closed on the sale of an additional 1,109 shares of Series C Common Stock from its Regulation CF Crowdfunding campaign for gross proceeds of $10,102. The share price of these shares ranged from $8.44 - $10.12.

On August 29, 2022, the Company closed on the sale of an additional 1,785 shares of Series C Common Stock from its Regulation CF Crowdfunding campaign for gross proceeds of $12,863. The share price of these shares ranged from $8.12 - $10.12.

No assurance provided

WAVERLY LABS INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month period ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

On September 09, 2022, the Company closed on the sale of an additional 5,097 shares of Series C Common Stock from its Regulation CF Crowdfunding campaign for gross proceeds of $37,872. The share price of these shares ranged from $8.12 - $10.12.

On September 26, 2022, the Company closed on the sale of an additional 881 shares of Series C Common Stock from its Regulation CF Crowdfunding campaign for gross proceeds of $6,200. The share price of these shares ranged from $7.79 - $10.12

No assurance provided

-17-